Filed Pursuant to Rule 433

Registration No. 333-141110

March 8, 2007

Pricing Term Sheet

Relating to Preliminary Prospectus Supplement Dated March 7, 2007 of

Plains Exploration & Production Company

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Issuer:	Plains Exploration & Production Company

Security Description:	Senior Notes

Distribution:	SEC Registered

Principal Amount:	$500,000,000

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer (before expenses):	$492,500,000

Interest Rate:	7%

Maturity:	March 15, 2017

Offering Price:	100.000%

Yield to Maturity:	7%

Spread to Treasury:	+250 basis points

Benchmark:	UST 4.625% due 5/15/16

Ratings (Moody’s/S&P):	Ba3/BB-

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2007

Equity Clawback:	Up to 35% at 107%

Until:	March 15, 2010

Optional redemption:	Makewhole call @ T+50bps prior to March 15, 2012, then:

	On or after:	Price:
	March 15, 2012	103.500%
	March 15, 2013	102.333%
	March 15, 2014	101.167%
	March 15, 2015 and thereafter	100.000%

Change of Control Triggering Event:		Put @ 101% of principal plus accrued interest

Trade Date:		March 8, 2007

Settlement Date:	(T+3)	March 13, 2007

CUSIP:		726505AC4

ISIN:		US726505AC48

Denominations:		$2,000x$1,000

Bookrunners:		JPMorgan

Lehman Brothers

Co-Managers:		BMO Capital Markets

BNP PARIBAS

Goldman, Sachs & Co.

TD Securities

Morgan Stanley

Wachovia Securities

RBS Greenwich Capital

Wells Fargo Securities

Ranking

As of December 31, 2006, on a pro forma basis after giving effect to the issuance and sale of the notes and the application of the net proceeds therefrom as set forth in the Preliminary Prospectus Supplement under “Use of proceeds,” we would have had total indebtedness of approximately $500.1 million, excluding approximately $10.9 million in letters of credit outstanding under our revolving credit facility.

Capitalization

The following table sets forth our capitalization as of December 31, 2006 (1) on a consolidated historical basis and (2) on a pro forma as adjusted basis to reflect the completion of this offering and the use of proceeds therefrom.

You should read our historical financial statements and notes that are incorporated by reference in the Preliminary Prospectus Supplement.

	December 31, 2006
(thousands of dollars)	Plains Historical		Pro Forma As Adjusted
Cash and cash equivalents	$899		$257,399	(1)

Long-term debt:
Senior revolving credit facility	$235,500	(1)	$—
7% senior notes due 2017	—		500,000
8.75% senior subordinated notes due 2012	137		137

Total long-term debt	235,637		500,137
Stockholders’ equity	1,130,683		1,130,683

Total capitalization	$1,366,320		$1,630,820

(1)	As of March 2, 2007, we had approximately $275.2 million in borrowings outstanding under our revolving credit facilities and we plan to repay all of such borrowings with a portion of the net proceeds of this offering. Consequently, upon closing of this offering, after giving effect to such repayment of debt, pro forma as adjusted cash and cash equivalents would be approximately $217.7 million.